November 9, 2021

Board of Directors

Cannagistics, Inc.

150 Motor Parkway

Suite 401

Hauppauge, NY 11788

Re:       Cannagistics, Inc. (the “Company”)

Dear Sirs:

Please be advised that I hereby resign as a Director of Cannagastics, Inc., effective the close of business on November 9, 2021, but shall remain as Vice President of Operations/Compliance and report to the Board of Directors

My resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company’s operations, policies or practices.

Sincerely,

/s/ James W. Zimbler